Exhibit 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions, except ratios)

For the year ended December 31,	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$248	$497	$(1,816)	$324	$1,063
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity loss (income)	6	18	(12)	(99)	(127)
Fixed charges added to earnings	534	512	493	533	568
Distributed income of less than 50 percent-owned persons	152	86	89	101	100
Amortization of capitalized interest:
Consolidated	42	47	46	44	43
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$982	$1,160	$(1,200)	$903	$1,647

Fixed Charges:
Interest expense:
Consolidated	$498	$473	$453	$490	$524
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	498	473	453	490	524

Amount representative of the interest factor in rents:
Consolidated	36	39	40	43	44
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	36	39	40	43	44

Fixed charges added to earnings	534	512	493	533	568

Interest capitalized:
Consolidated	57	56	99	93	102
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	57	56	99	93	102

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$591	$568	$592	$626	$670

Pretax earnings required to pay preferred stock dividends*	107	32	3	3	3
Combined total fixed charges and preferred stock dividends	698	600	595	629	673

Ratio of earnings to fixed charges	1.7	2.0	(A )	1.4	2.5

Ratio of earnings to combined fixed charges and preferred stock dividends	1.4	1.9	(B )	1.4	2.4

*	Based on a U.S. statutory tax rate of 35%
(A)	For the year ended December 31, 2013, there was a deficiency of earnings to cover the fixed charges of $1,792.
(B)	For the year ended December 31, 2013, there was a deficiency of earnings to cover the fixed charges of $1,795.